FAX TRANSMISSION
August 28, 2006

To	Company	Fax	Phone
Dan Morris	Securities Exchange	202.772.9202 (or	202.551.3314
	Commission	202.772.9204)

From:	Elizabeth Murfee

Total Pages:	11

Direct Dial:	713.220.8162

Re:	PHI, Inc. Form S-4 Exhibit 5

Message:
Please find enclosed the draft opinions for PHI, Inc.’s Form S-4.

054192.0003/	Sender’s email: emurfee@akingump.com	Sender’s fax: 713.236.0822

Floor: 43	Secretary: Valerie Bowen	Ext: 12110

☑ Return fax via Interoffice Mail	☐ Hold fax for pickup	Fax Operation Verification:
The information contained in this facsimile message is attorney-client privileged and confidential, and is intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, or the employee or agent responsible to deliver it to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone, and return the original message to us by mail at the address below.

1111 Louisiana Street, 44th Floor / Houston, Texas 77002-5200 / 713.220.5800 / fax: 713.236.0822 / akingump.com
054192.0003 WEST 5962987 v1

ELIZABETH MURFEE
713.220.8162/fax: 713.236.0822
emurfee@akingump.com
August 28, 2006
VIA FACSIMILE
Dan Morris
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Facsimile: (202)772-9202
     Re: PHI, Inc. Form S-4
Dear Mr. Morris:
     Sorry for the delay in providing you the enclosed draft opinions. Per your request, enclosed are the draft Exhibit 5 opinions, which include our firm’s New York law opinion (revised as you requested), plus the opinions for Louisiana, Florida and Montana law, to be filed with Amendment No. 1 to the PHI, Inc. Form S-4, Registration No. 333-135674. Please either contact me at 713-220-8162 or Jennifer De la Rosa at 713-220-5836 to let us know if you have any comments to the draft opinions. We look forward to hearing from you.

Regards,

/s/ Elizabeth Murfee

Elizabeth Murfee
Enclosures
cc: Jennifer De la Rosa
1111 Louisiana Street, 44th Floor / Houston, Texas 77002-5200 / 713.220.5800 / fax: 713.236.0822 / akingump.com
054192.0003 WEST 5963028 v1

[New York Opinion]
August   , 2006
PHI, Inc.
2001 S.E. Evangeline Thruway
Lafayette, Louisiana 70508

Re:	PHI, Inc. and the Registrant Guarantors Registration Statement on Form S-4
Ladies and Gentlemen:
We have acted as counsel to PHI, Inc., a Louisiana corporation (the “Issuer”), in connection with the registration, pursuant to a registration statement on Form S-4 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) of (i) the proposed offer by the Issuer to exchange (the “Exchange Offer”) all outstanding 7.125% Senior Notes due 2013 ($200 million aggregate principal amount outstanding) (the “Unregistered Notes”) of the Issuer for 7.125% Senior Notes due 2013 ($200 million aggregate principal amount) (the “Registered Notes”) of the Issuer and (ii) the guarantees (the “Guarantees”) pursuant to the Indenture referred to below of the Guarantors listed in the Registration Statement (the “Registrant Guarantors”). The Unregistered Notes have been, and the Registered Notes will be, issued pursuant to an Indenture dated as of April 12, 2006 (the “Indenture”), among the Issuer, the Registrant Guarantors and The Bank of New York Trust Company, N.A., a national banking association, as trustee (the “Trustee”).
We have examined originals or certified copies of the Indenture and such corporate records of the Issuer and other certificates and documents of officials of the Issuer, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies. We also have assumed the legal capacity of natural persons, the corporate or other power of all persons signing on behalf of the parties thereto other than the Issuer, the due authorization, execution and delivery of the Indenture, the Unregistered Notes and all other documents by the parties thereto other than the Issuer, that the Registered Notes will conform to the specimens examined by us and that the Trustee’s certificate of authentication of Registered Notes will be manually signed by one of the Trustee’s authorized officers.
1111 Louisiana Street, 44th Floor / Houston, Texas 77002-5200 / 713.220.5800 / fax: 713.236.0822 / akingump.com
054192.0003 WEST 5937868 v3

PHI, Inc.
August   , 2006

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that when (a) the Registration Statement has become effective under the Act, (b) the Unregistered Notes have been exchanged in the manner described in the prospectus forming a part of the Registration Statement, (c) the Registered Notes have been duly executed, authenticated, issued and delivered by the Issuer in accordance with the terms of the Indenture, against receipt of the Unregistered Notes surrendered in exchange therefor, (d) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (e) applicable provisions of “blue sky” laws have been complied with,
1.	the Registered Notes proposed to be issued pursuant to the Exchange Offer will be valid and binding obligations of the Issuer and will be entitled to the benefits of the Indenture in accordance with the terms thereof; and

2.	the Guarantees proposed to be issued pursuant to the Exchange Offer will be valid and binding obligations of each Registrant Guarantor in accordance with the terms thereof.
The opinions and other matters in this letter are qualified in their entirety and subject to the following:
A.	We express no opinion as to the laws of any jurisdiction other than any published constitutions, treaties, laws, rules or regulations or judicial or administrative decisions (“Laws”) of the State of New York.

B.	The matters expressed in this letter are subject to and qualified and limited by: (i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally; (ii) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); (iii) commercial reasonableness and unconscionability and an implied covenant of good faith and fair dealing; (iv) the power of the courts to award damages in lieu of equitable remedies; (v) securities Laws and public policy underlying such Laws with respect to rights to indemnification and contribution; and (vi) limitations on the waiver of rights under any stay, extension or usury Law or other Law, whether now or hereafter in force, which would prohibit or forgive the Issuer or a Registrant Guarantor from paying all or any portion of the Unregistered Notes or the Registered Notes as contemplated in the Indenture.

PHI, Inc.
August   , 2006

We hereby consent to the filing of copies of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.
Very truly yours,
AKIN GUMP STRAUSS HAUER & FELD LLP

[Louisiana opinion]
[Letterhead of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.]
August                     , 2006
PHI, Inc.
2001 S.E. Evangeline Thruway
Lafayette, Louisiana 70508
Ladies and Gentlemen:
     We have acted as Louisiana counsel to PHI, Inc., a Louisiana corporation (the “Company”), in connection with the registration, pursuant to a registration statement on Form S-4 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) of (i) the proposed offer by the Company to exchange (the “Exchange Offer”) all outstanding 7.125% Senior Notes due 2013 ($200 million aggregate principal amount outstanding) (the “Unregistered Notes”) of the Company for 7.125% Senior Notes due 2013 ($200 million aggregate principal amount) (the “Registered Notes”) of the Company and (ii) the guarantees (the “Guarantees”) pursuant to the Indenture referred to below of the Guarantors listed in the Registration Statement (the “Registrant Guarantors”). The Unregistered Notes have been, and the Registered Notes will be, issued pursuant to an Indenture dated as of April 12, 2006 (the “Indenture”), among the Company, the Registrant Guarantors and The Bank of New York Trust Company, N.A., a national banking association, as trustee (the “Trustee”).
     In rendering the opinions expressed below, we have examined the (i) Registration Statement, (ii) Indenture, and (iii) corporate records of the Company and the guarantors organized under the laws of the state of Louisiana (the “Louisiana Guarantors”), including without limitation their organizational documents, stock records and records of the proceedings of their owners and governing bodies and committees thereof. We have also relied upon factual representations made by the Company in the Purchase Agreement dated as of April 7, 2006, by and among the Company, the Registrant Guarantors and UBS Securities LLC (the “Purchase Agreement”) and upon such other documents, records, certificates and other instruments, including certificates of public officials and officers of the Company and the Louisiana Guarantors, as we considered necessary or appropriate in connection with rendering the opinions expressed below.
     In our examination of such documents, we have assumed without verification (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to the originals of all documents submitted to us as conformed, certified, electronic or photostatic copies, (iii) the accuracy and completeness of all corporate records made available to us by the Company, (iv) the genuineness of all signatures on all documents and instruments examined by us and (v) the power and legal capacity of all persons (other than the Company and the Louisiana Guarantors) who have executed documents reviewed by us.

PHI, Inc.
August   , 2006

     Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:
1. The Company and each Louisiana Guarantor (a) is a corporation or limited liability company duly organized and validly existing and in good standing under the laws of the State of Louisiana, (b) has all requisite corporate power and authority to own its property and carry on its business as currently being conducted, and (c) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it or its ownership of property makes qualification necessary, except where the failure to be so qualified and be in good standing, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect as defined under the Purchase Agreement.
2. The consummation of the Exchange Offer does not violate the charter, by-laws or other organizational documents of the Company or any Louisiana Guarantor.
3. The Registered Notes have been duly authorized by the Company for issuance and delivery in accordance with the terms of the Exchange Offer.
4. The Guarantees of the Registered Notes by each Louisiana Guarantor have been duly authorized by each Louisiana Guarantor.
     The foregoing opinions are limited to the Business Corporation Law of the State of Louisiana (“Laws”) and assume that, as of any relevant time, there will not have been any change in Laws affecting the matters addressed herein. We assume no obligation to revise or supplement this opinion to reflect any facts or circumstances that may hereafter come to our attention or to reflect any subsequent changes in applicable Laws by legislative action, judicial decision or otherwise.
     This opinion is being rendered solely for the benefit of the Company in connection with the matters addressed herein. This opinion may not be furnished to or relied upon by any person or entity for any purpose without our prior written consent.
     We consent to the filing of copies of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.

[Florida opinion]
[Letterhead of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.]
August ___, 2006
PHI, Inc.
2001 S.E. Evangeline Thruway
Lafayette, Louisiana 70508
Ladies and Gentlemen:
     We have acted as Florida counsel to HELEX, L.L.C., a Florida limited liability company (the “Florida Guarantor”) and wholly-owned subsidiary of PHI, Inc., a Louisiana corporation (the “Company”), in connection with the registration, pursuant to a registration statement on Form S-4 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) of (i) the proposed offer by the Company to exchange (the “Exchange Offer”) all outstanding 7.125% Senior Notes due 2013 ($200 million aggregate principal amount outstanding) (the “Unregistered Notes”) of the Company for 7.125% Senior Notes due 2013 ($200 million aggregate principal amount) (the “Registered Notes”) of the Company and (ii) the guarantees (the “Guarantees”) pursuant to the Indenture referred to below of the Guarantors listed in the Registration Statement (the “Registrant Guarantors”). The Unregistered Notes have been, and the Registered Notes will be, issued pursuant to an Indenture dated as of April 12, 2006 (the “Indenture”), among the Company, the Registrant Guarantors and The Bank of New York Trust Company, N.A., a national banking association, as trustee (the “Trustee”).
     In rendering the opinions expressed below, we have examined the (i) Purchase Agreement dated as of April 7, 2006, by and among the Company, the Registrant Guarantors and UBS Securities LLC (the “Purchase Agreement”) and (ii) corporate records of the Florida Guarantor, including without limitation its organizational documents, stock records and records of the proceedings of its owners and governing bodies and committees thereof. We have also relied upon factual representations made by the Company in the Purchase Agreement and upon such other documents, records, certificates and other instruments, including certificates of public officials and officers of the Company and the Florida Guarantor, as we considered necessary or appropriate in connection with rendering the opinions expressed below.
     In our examination of such documents, we have assumed without verification (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to the originals of all documents submitted to us as conformed, certified, electronic or photostatic copies, (iii) the accuracy and completeness of all corporate records made available to us by the Company, (iv) the genuineness of all signatures on all documents and instruments examined by us and (v) the power and legal capacity of all persons (other than the Florida Guarantor) who have executed documents reviewed by us.

PHI, Inc.
August   , 2006

     Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:
1. The Florida Guarantor (a) is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Florida, (b) has all requisite corporate power and authority to own its property and carry on its business as currently being conducted, and (c) is qualified to do business and is in good standing in Florida.
2. The consummation of the Exchange Offer does not violate the charter, by-laws or other organizational documents of the Florida Guarantor.
3. The Guarantee of the Registered Notes by the Florida Guarantor has been duly authorized by the Florida Guarantor.
     The foregoing opinions are limited to the Business Corporation Laws of the State of Florida (“Laws”) and assume that, as of any relevant time, there will not have been any change in Laws affecting the matters addressed herein. We assume no obligation to revise or supplement this opinion to reflect any facts or circumstances that may hereafter come to our attention or to reflect any subsequent changes in applicable Laws by legislative action, judicial decision or otherwise.
     This opinion is being rendered solely for the benefit of the Company in connection with the matters addressed herein. This opinion may not be furnished to or relied upon by any person or entity for any purpose without our prior written consent.
     We consent to the filing of copies of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.

[Montana opinion]
Crowley, Haughey, Hanson, Toole & Dietrich p.l.l.p.
Attorneys At Law
ESTABLISHED 1895

Bozeman
45 Discovery drive	Larry Holle
Suite 200, P.O. Box 10969	Direct Dial: (406) 522-4526
Bozeman, Montana 59719-0969	E-Mail: lholle@crowleylaw.com
Tel (406) 556-1430 · Fax (406) 556-1433
August 25, 2006
PHI, Inc.
2001 S.E. Evangeline Thruway
Lafayette, Louisiana, 70508
RE: Sky Leasing, LLC
Gentlemen:
You have asked for our opinion as to the enforceability of a guarantee (“Guarantee”) by Sky Leasing, LLC (the “Company”) in connection with the issuance of new Senior Notes (the “Notes”) of PHI, Inc.
In connection therewith you have furnished us with copies (which you have represented to be true and correct copies of the originals and that the originals have not been amended or rescinded) of the following:
1) Akin Gump legal opinion
2) S4 as filed
3) Indenture
4) The 144A and Reg. S Notes with guarantees
5) Officers certificate of closing date of the note offer certifying as to the Sky Leasing organizational documents and resolutions.
6) Written Consent of the Manager of Sky Leasing, LLC
7) Officer’s Certificate of Sky Leasing
8) Certificate of existence of Sky Leasing, LLC issued by the Montana Secretary of State dated July 24, 2006
In forming our opinion, we have examined the foregoing documents and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies. We have also assumed the legal capacity of natural persons, the corporate or other powers of all persons signing on behalf of the parties thereto, the due authorization, execution and delivery of the
Billings: 500 Transwestern Plaza II, 490 North 31st Street, P.O. Box 2529, Billings, Montana 59103-2529 Phone (406) 252-3441
Helena: 100 North Park Avenue, Suite 300, P.O. Box 797, Helena, Montana 59624 Phone (406) 449-4165
Kalispell: 431 First Avenue West, P.O. Box 759, Kalispell, Montana 59903-0759 Phone (406) 752-6644
Williston: 111 East Broadway, P.O. Box 1206, Williston, North Dakota 58802-1206 Phone (701) 572-2200
Missoula: 700 S. W. Higgins, Suite 200, Missoula, Montana 59803 Phone (406) 829-2732

PHI, Inc.
August 25, 2006

Indenture, the Unregistered Notes and all other documents by the parties thereto. You have further authorized us to assume that there is valid consideration supporting issuance of the Guarantee by Sky Leasing, LLC.
Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that the Guarantee executed on behalf of Sky Leasing, LLC will be enforceable, pursuant to its terms, when (a) the Registration Statement has become effective under the Act; (b) the Unregistered Notes have been exchanged in the manner described in the prospectus forming a part of the Registration Statement, (c) the Registered Notes have been duly executed, authenticated, issued and delivered by the Issuer in accordance with the terms of the Indenture, against receipt of the Unregistered Notes surrendered in exchange therefore, (d) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (e) applicable provisions of “blue sky” laws have been complied with. It is further our opinion that Sky Leasing, LLC is an existing legal entity under the laws of the State of Montana.
The opinions and other matters in this letter are qualified in their entirety and subject to the following:
A.	We express no opinion as to the laws of any jurisdiction other than any published constitutions, treaties, laws, rules or regulations or judicial or administrative decisions (“Laws”) of the State of Montana.

B.	The matters expressed in this letter are subject to and qualified and limited by: (i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar Laws affecting creditor’s rights and remedies generally; (ii) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); (iii) commercial reasonableness and unconscionability and an implied covenant of good faith and fair dealing; (iv) the power of the courts to award damages in lieu of equitable remedies; (v) securities Laws and public policy underlying such Laws with respect to rights of indemnification and contribution; (vi) limitations on the waiver of rights under any stay, extension or usury Law or other Law, whether now or hereafter in force, which would prohibit or forgive the Issuer or a Registrant Guarantor from paying all or any portion of the Unregistered Notes or the Registered Notes as contemplated in the Indenture.
We hereby consent to the filing of copies of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of

PHI, Inc.
August 25, 2006

persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Sincerely yours,

CROWLEY, HAUGHEY, HANSON,
TOOLE & DIETRICH P.L.L.P.

By

Larry A. Holle
L/H:cti